Exhibit 99.1

Unilever

MAKING SUSTAINABLE LIVING COMMONPLACE

CHAIRMAN'S LETTER AND NOTICE OF MEETING

ANNUAL GENERAL MEETING

LEATHERHEAD 20 APRIL 2016

Unilever House, 100 Victoria Embankment, London EC4Y 0DY

Telephone 020 7822 5252

This document is important and requires your immediate attention. If you are in any doubt as to what action you should take you are recommended to consult your stockbroker, bank manager, solicitor, accountant or other professional adviser under the Financial Services and Markets Act 2000 as soon as possible. If you have sold or otherwise transferred all of your shares, please pass this document to the purchaser or transferee, or to the person who arranged the sale or transfer so they can pass this document to the person who now holds the shares.

14 March 2016

Michael Treschow,

Chairman of the Board of Directors

Dear Shareholder,

I am pleased to enclose the Notice of this year’s Annual General Meeting (the ‘PLC AGM’). The meeting will be held on Wednesday 20 April 2016 at Unilever UK’s head office at Unilever House, Springfield Drive, Leatherhead KT22 7GR. The PLC AGM will start at 1.30pm.

As last year, the Boards have decided to hold the AGMs on consecutive days. The Directors will attend the PLC AGM in the UK on 20 April 2016 and then they will attend the Unilever N.V. AGM (the ‘NV AGM’) in the Netherlands on 21 April 2016. We are again hosting our AGMs at Unilever offices in both the Netherlands and the UK. This will allow shareholders to personally experience our brands and see our passion for the business.

At the meeting, our CEO Paul Polman, will update you on the progress of the business in 2015. Following this presentation, we will have a full Q&A session on all matters tabled before we conduct the formal business of the meeting.

The resolutions put to you for voting will be generally familiar to you. Full explanations of all proposed resolutions are set out in the Explanatory Notes to this Notice.

In accordance with the UK Corporate Governance Code, all Directors, with the exception of Hixonia Nyasula and myself, are offering themselves for re-election. Hixonia and I have reached Unilever’s usual nine-year tenure as a Director and will leave the Boards at the end of the NV AGM. On behalf of the Boards, I would like to thank Hixonia for her outstanding contribution to Unilever as a Non-Executive Director.

During 2015, the Boards dedicated considerable time to succession planning, in particular in light of the retirement of our CFO, Jean-Marc Huët, in October 2015 as well as the retirement of Hixonia and myself.

Unilever PLC Registered in England and Wales No 41424. Registered office: Port Sunlight, Wirral, Merseyside CH62 4ZD, United Kingdom

I am very pleased that we have been able to nominate an internal candidate, Graeme Pitkethly, as a successor to Jean-Marc in the role of CFO. Graeme joined Unilever in 2002 and has held a wide range of financial and operational roles. His broad financial experience, deep operating knowledge and track record in both business and people development make him an ideal addition to help Unilever through the next stages of its transformation to a sustainable, competitive and profitable company in its industry. On behalf of the Boards I would like to thank Jean-Marc for the contributions he has made and the important role he played in helping steer Unilever through one of its most successful periods.

I also have the honour of announcing the nomination of Strive Masiyiwa and Prof Youngme Moon as Non-Executive Directors. Strive Masiyiwa is the founder and executive chairman of global diversified telecommunications group Econet Wireless and Youngme Moon is Senior Associate Dean for Strategy and Innovation, as well as the Donald K. David Professor of Business Administration, at Harvard Business School. They will bring, in addition to their distinguished international business and marketing experiences, unique perspectives into the impact technology, particularly digital, is having on new business models for the future both in the developed and developing world.

Finally, I am delighted that Dr Marijn Dekkers has accepted the nomination to become the new Chairman of the Boards. Dr Dekkers brings extensive business and international experience gained, both in executive and non-executive positions, in some of the world’s most competitive industries. He also brings considerable expertise in the areas of R&D and innovation. The Boards are convinced that Marijn Dekkers will bring guidance and oversight to take Unilever’s business forward.

As Chairman it has been an honour to serve with such diverse and experienced Boards and to help steer Unilever through the challenges of a dynamic industry and an uncertain economic environment. As Boards, we have always strived to take the right decisions for the long-term health and growth of Unilever. The level of industry experience of the Boards – including in areas of finance and sustainability – has strengthened markedly over the last nine years and this has undoubtedly contributed to the Boards’ overall effectiveness. So has the increased geographic and gender diversity of the Boards, re-affirming our own commitment to building a diverse and gender-balanced organisation. I will leave the Boards in the strong belief that Unilever has the right strategy, an inspiring mission, a highly effective management team and that it is in very capable hands to pursue the next stage of its journey.

The Boards believe that all the proposals to be put to you at the PLC AGM are in the best interests of Unilever PLC and all shareholders. Accordingly, the Directors unanimously recommend that you vote in favour of the resolutions, as they intend to do themselves in respect of their own shares in Unilever PLC.

The PLC AGM is an important opportunity for all shareholders to express their views by asking questions on all of the above issues and on any other topic relevant to our business and the resolutions. To assist you with questions you may have about Unilever and our products, the ‘shareholder services’ desk will be open before the PLC AGM commences.

If you would like to be assured of the fullest possible response to a question asked in the PLC AGM, it would be helpful if you could give me prior notice of your question. Of course, you are invited to write to me at any time if you have an issue. Alternatively you may find the answer to your question on our website at www.unilever.com.

There are three ways in which you may vote. You can register your proxy vote electronically using our electronic voting facility via www.unilever.com/agm; complete and return the proxy form; or attend and vote in person at the PLC AGM. Details can be found on the back of your proxy form. Institutional investors are able to cast their votes using CREST electronic proxy voting.

Unilever Chairman’s Letter and Notice of Meeting 2016	2

As usual at the PLC AGM, all resolutions will be put to a poll. This will ensure that the votes of all our shareholders are counted, as proxy results are added to the votes of shareholders who are present, and vote, at the PLC AGM. This year we will again use voting cards at the meeting.

The results of the PLC AGM will be announced on the Unilever website www.unilever.com/agm as soon as possible after being released to the London Stock Exchange.

Shareholders will have received the 2015 Strategic Report or the 2015 Annual Report and Accounts, or will have been notified of its availability on our website at www.unilever.com/ara. Unilever PLC is encouraging all shareholders to receive shareholder communication and payments electronically as part of a commitment to reducing its environmental footprint. This focus benefits you (as you will receive your communication faster) and it benefits the environment (by reducing paper and saving energy). If you do not already do so, you can register to receive future shareholder communications via email by logging onto www.investorcentre.co.uk/ecomms. Alternatively you can provide us with your email address by completing the email capture box when you submit your proxy form.

All your votes are important to us and I would urge you to complete and return your votes in good time, and in any event no later than 1.30pm on 18 April 2016.

For information on travelling to the venue, you will find up-to-date information on our website at www.unilever.com/agm.

I look forward to seeing as many of you as possible on 20 April 2016.

Yours sincerely,

Michael Treschow

Chairman

3	Unilever Chairman’s Letter and Notice of Meeting 2016

UNILEVER PLC NOTICE OF

ANNUAL GENERAL MEETING 2016

Notice is hereby given that the Annual General Meeting of Unilever PLC will be held at Unilever House, Springfield Drive, Leatherhead KT22 7GR at 1.30pm on Wednesday 20 April 2016 to transact the following business:

To consider and, if thought fit, pass resolutions 1 to 20 as ordinary resolutions:

1.	To receive and consider the Accounts and Balance Sheet for the year ended 31 December 2015, together with the Directors’ Report, the Auditor’s Report and the Strategic Report.

2.	To consider and, if thought fit, approve the Directors’ Remuneration Report which is set out on pages 66 to 83 of the Annual Report and Accounts for the year ended 31 December 2015.

3.	To re-elect Mr N S Andersen as a Non-Executive Director.

4.	To re-elect Mrs L M Cha as a Non-Executive Director.

5.	To re-elect Mr V Colao as a Non-Executive Director.

6.	To re-elect Professor L O Fresco as a Non-Executive Director.

7.	To re-elect Ms A M Fudge as a Non-Executive Director.

8.	To re-elect Dr J Hartmann as a Non-Executive Director.

9.	To re-elect Ms M Ma as a Non-Executive Director.

10.	To re-elect Mr P G J M Polman as an Executive Director.

11.	To re-elect Mr J Rishton as a Non-Executive Director.

12.	To re-elect Mr F Sijbesma as a Non-Executive Director.

13.	To elect Dr M Dekkers as a Non-Executive Director.

14.	To elect Mr S Masiyiwa as a Non-Executive Director.

15.	To elect Professor Y Moon as a Non-Executive Director.

16.	To elect Mr G Pitkethly as an Executive Director.

17.	To reappoint KPMG LLP as Auditor of the Company to hold office until the conclusion of the next general meeting at which Accounts are laid before the members.

18.	To authorise the Directors to fix the remuneration of the Auditor.

19.	THAT in accordance with Section 366 of the Companies Act 2006, the Company and all companies that are its subsidiaries at any time during the period for which this resolution is effective be and are hereby authorised to:

(a)	make political donations (as such term is defined in Section 364 of the Companies Act 2006) to political parties to which Part 14 of the Companies Act 2006 applies and independent election candidates to whom Part 14 of the Companies Act 2006 applies, not exceeding £100,000 in aggregate in any financial year;
(b)	make political donations (as such term is defined in Section 364 of the Companies Act 2006) to political organisations to which Part 14 of the Companies Act 2006 applies other than political parties (to which Part 14 of the Companies Act 2006 applies) not exceeding £100,000 in aggregate in any financial year; and

(c)	to incur political expenditure (as such term is defined in Section 365 of the Companies Act 2006) not exceeding £100,000 in aggregate in any financial year, in each case during the period beginning with the date of passing this resolution and ending at the conclusion of next year’s Annual General Meeting or at close of business on 30 June 2017 (whichever is earlier).

20.	THAT the Directors be and are hereby generally and unconditionally authorised to allot shares in the Company and to grant rights to subscribe for or to convert any security into shares in the Company up to an aggregate nominal amount of £13,300,000 provided that this authority shall expire at the conclusion of next year’s Annual General Meeting or at close of business on 30 June 2017 (whichever is earlier), save that the Company may before such expiry make an offer or agreement which would or might require shares to be allotted or rights to subscribe for or convert securities into shares to be granted after such expiry and the Directors may allot shares or grant rights to subscribe for or convert securities into shares under any such offer or agreement as if the authority had not expired.

To consider and, if thought fit, pass the following resolutions 21, 22 and 23 as special resolutions:

21.	THAT subject to the passing of the previous resolution, the Directors be and are hereby given power to allot equity securities (as defined in the Companies Act 2006) for cash under the authority given by that resolution and/or to sell ordinary shares held by the Company as treasury shares for cash as if Section 561 of the Companies Act 2006 did not apply to such allotment or sale, such power to be limited:

(a)	to the allotment of equity securities and sale of treasury shares in connection with an offer of, or invitation to apply for, equity securities to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and

(b)	to the allotment of equity securities and/or sale of treasury shares (otherwise than under paragraph (a) above) up to an aggregate nominal amount of £4,000,000;

and shall expire at the conclusion of next year’s Annual General Meeting or at close of business on 30 June 2017 (whichever is earlier), save that the Company may before such expiry make an offer or enter into an agreement which would or might require equity securities to be allotted (and/or treasury shares to be sold) after such expiry and the Directors may allot securities and sell treasury shares in pursuance of such offer or agreement as if the power conferred hereby had not expired.

Unilever Chairman’s Letter and Notice of Meeting 2016	4

UNILEVER PLC NOTICE OF

ANNUAL GENERAL MEETING 2016 CONTINUED

22.

THAT the Company be and is hereby generally and unconditionally authorised for the purpose of Section 701 of the Companies Act 2006 to make one or more market purchases (within the meaning of Section 693(4) of the Companies Act 2006) of ordinary shares of 3 1/9p each in the capital of the Company, subject to the following conditions:

(a)	the maximum number of shares which may be hereby purchased is 128,345,000 ordinary shares;

(b)	the minimum price, exclusive of expenses, which may be paid for each ordinary share is 3 1/9p;

(c)	the maximum price, exclusive of expenses, which may be paid for each ordinary share is not more than the higher of: (1) 5% above the average market value of an ordinary share for the five business days immediately preceding the day on which that ordinary share is contracted to be purchased; and (2) the higher of the price of the last independent trade and the highest current independent bid on the trading venue where the purchase is carried out; and

(d)	the authority conferred by this resolution shall expire at the conclusion of next year’s Annual General Meeting or at close of business on 30 June 2017 (whichever is earlier), save that the Company may before such expiry enter into any contract under which a purchase of ordinary shares may be completed or executed wholly or partly after such expiry and the Company may purchase ordinary shares in pursuance of such contract as if the authority conferred hereby had not expired.

23.	THAT a general meeting other than an annual general meeting may be called on not less than 14 clear days’ notice.

By order of the Board

T E Lovell

Group Secretary

14 March 2016

5	Unilever Chairman’s Letter and Notice of Meeting 2016

EXPLANATORY NOTES TO THE NOTICE

OF ANNUAL GENERAL MEETING 2016

1.	Shareholders will have the right to attend and vote at the Annual General Meeting (AGM). Registration will start at 12.30pm, when refreshments will be served. If you are attending the AGM in person please bring the Attendance Card included within your Proxy Form or, if you opt to receive your communications electronically, a copy of your shareholder email and hand it in on arrival. It is necessary for your admission to the meeting. If you do not bring this form or email with you, then proof of identification will be required for you to gain admittance to the AGM.

2.	A shareholder who is unable or does not wish to attend the AGM is entitled to appoint one or more proxies to exercise all or any of his/her rights to attend and to speak and vote on his/her behalf at the meeting. A Proxy need not be a shareholder. A Proxy Form which may be used to make such appointment and give Proxy instructions accompanies this Notice of Meeting. If you do not have a Proxy Form and believe that you should have one, or if you require additional forms, please contact Computershare Investor Services PLC on 0370 600 3977. You can only appoint a Proxy using the procedures set out in these notes and the notes to the Proxy Form.

3.	A shareholder may appoint more than one Proxy in relation to the AGM, provided that each Proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder. To do this, that shareholder must complete a separate Proxy Form for each Proxy. Shareholders can copy their original Proxy Form, or additional Proxy Forms can be obtained from Computershare Investor Services PLC on 0370 600 3977. A shareholder appointing more than one Proxy should indicate the number of shares for which each Proxy is authorised to act on his or her behalf and place an ‘X’ in the box provided on the Proxy Form to confirm the instruction is one of a multiple.

4.	To be valid any Proxy Form must be received by hand or by post at Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 6ZY, no later than 1.30pm on 18 April 2016.

5.	As an alternative to completing the hard-copy Proxy Form, a shareholder can appoint a Proxy electronically by logging on to www.unilever.com/agm, clicking on ‘AGM and Voting’ and selecting the electronic voting option. To do this, a shareholder will need the Shareholder Reference Number (SRN), Control Number and five-digit PIN shown on the front of the Proxy Form. Electronic Proxy appointments must be received, in accordance with the instructions on the website, by no later than 1.30pm on 18 April 2016. Please note that an electronic communication in respect of the appointment of a Proxy which contains a computer virus may not be accepted. The Company will try to inform the shareholder in question of a rejected communication and will try to ensure that its outgoing electronic communications are, as far as reasonably practicable, virus free.

6.	In the case of a shareholder which is a company, the Proxy Form must be executed under its common seal or be signed on its behalf by an attorney or officer duly authorised. All signatories must state their capacity (eg director, secretary).

7.	Any power of attorney or any other authority under which the Proxy Form is signed (or a copy of such authority certified by a notary) must be included with the Proxy Form.
8.	A ‘Vote withheld’ is not a vote in law, which means that the vote will not be counted in the proportion of votes ‘For’ and ‘Against’ the resolutions. A shareholder who does not give any voting instructions in relation to the resolutions should note that his/her Proxy will have authority to vote or to withhold a vote on the resolution as he/she thinks fit. A Proxy will also have authority to vote or to withhold a vote on any other business (including amendments to the resolution) which properly comes before the AGM as he/she thinks fit.

9.	The return of a completed Proxy Form, other such instrument or any CREST Proxy Instruction (as described in paragraphs 10 to 13 below) will not prevent a shareholder from attending the AGM and voting in person if he or she wishes to do so, in which case any instructions given to a Proxy will be ineffective.

10.	CREST members who wish to appoint a Proxy or Proxies through the CREST electronic Proxy appointment service may do so for the AGM and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

11.	In order for a Proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a ‘CREST Proxy Instruction’) must be properly authenticated in accordance with the specifications of Euroclear UK and Ireland Limited (Euroclear), and must contain the information required for such instruction, as described in the CREST Manual (available via www.euroclear.com). The message, regardless of whether it constitutes the appointment of a Proxy or is an amendment to the instruction given to a previously appointed Proxy, must, in order to be valid, be transmitted so as to be received by the issuer’s agent (ID number 3RA50) by the latest time for receipt of Proxy appointments specified in this Notice of Meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Application Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to Proxies appointed through CREST should be communicated to the appointee through other means.

12.	CREST members and, where applicable, their CREST sponsors, or voting service providers, should note that Euroclear does not make available special procedures in CREST for any particular message. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member, or sponsored member, or has appointed a voting service provider, to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In connection with this, CREST members and, where applicable, their CREST sponsors or voting system providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

Unilever Chairman’s Letter and Notice of Meeting 2016	6

EXPLANATORY NOTES TO THE NOTICE

OF ANNUAL GENERAL MEETING 2016 CONTINUED

13.	The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

14.	Any or all joint holders of shares may attend the AGM, although only one holder may vote in person or by Proxy. In the case of joint holders, where more than one of the joint holders purports to appoint a Proxy, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in the Company’s register of members in respect of the joint holding (the first-named being the most senior).

15.	If two or more valid but differing appointments of a Proxy are received in respect of the same share for use at the same meeting, the one which is last received (regardless of its date or the date of its signature) shall be treated as replacing and revoking the others as regards that share; if the Company is unable to determine which was last received, none of them shall be treated as valid in respect of that share.

16.	Any person to whom this Notice of Meeting is sent who is a person nominated under Section 146 of the Companies Act 2006 to enjoy information rights (a ‘Nominated Person’) may, under an agreement between him/her and the shareholder by whom he/she was nominated, have a right to be appointed (or to have someone else appointed) as a Proxy for the AGM. If a Nominated Person has no such Proxy appointment right or does not wish to exercise it, he/she may, under any such agreement, have a right to give instructions to the shareholder as to the exercise of voting rights. The statement of the rights of shareholders in relation to the appointment of Proxies in paragraphs 2 and 3 above does not apply to Nominated Persons. The rights described in those paragraphs can only be exercised by shareholders of the Company.

17.	The Company specifies that only those shareholders registered in the register of members of the Company at close of business on 18 April 2016 shall be entitled to attend or vote at the AGM in respect of the number of shares registered in their name at that time. Changes to the register of members after the relevant deadline shall be disregarded in determining the rights of any person to attend and vote at the AGM. If the AGM is adjourned, the Company specifies that only shareholders entered on the Company’s register of members not later than 48 hours before the time fixed for the adjourned meeting shall be entitled to attend and vote at the meeting.

18.	Voting on the resolutions will be conducted by way of a poll rather than on a show of hands. This is a more transparent method of voting as shareholder votes are to be counted according to the number of shares held. This will ensure an exact and definitive result.

19.	Any corporation which is a shareholder can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a shareholder provided that they do not do so in relation to the same shares.

20.	In accordance with Section 333A of the Companies Act 2006, the completed Proxy Form can be submitted by logging on to www.unilever.com/shareholderservices, clicking on ‘AGM & Voting’ and selecting the electronic voting option.
21.	Under Section 527 of the Companies Act 2006 shareholders meeting the threshold requirements set out in that Section have the right to require the Company to publish on a website a statement setting out any matter relating to: (a) the audit of the Company’s accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the AGM; or (b) any circumstance connected with an auditor of the Company ceasing to hold office since the previous meeting at which annual accounts and reports were laid in accordance with Section 437 of the Companies Act 2006. The Company may not require the shareholders requesting any such website publication to pay its expenses in complying with Sections 527 or 528 of the Companies Act 2006. Where the Company is required to place a statement on a website under Section 527 of the Companies Act 2006, it must forward the statement to the Company’s auditor no later than the time when it makes the statement available on the website. The business which may be dealt with at the AGM includes any statement that the Company has been required under Section 527 of the Companies Act 2006 to publish on a website.

22.	Any shareholder attending the meeting has the right to ask questions. The Company must cause to be answered any such question relating to the business being dealt with at the meeting but no such answer need be given if: (a) to do so would interfere unduly with the preparation for the meeting or involve the disclosure of confidential information; (b) the answer has already been given on a website in the form of an answer to a question; or (c) it is undesirable in the interests of the Company or the good order of the meeting that the question be answered.

23.	A copy of this notice, and other information required by Section 311A of the Companies Act 2006, can be found at www.unilever.com/agm.

ROUTE DESCRIPTION

Unilever’s office in Leatherhead is best reached by train. The nearest station is Leatherhead Station. It is approximately 40 minutes from either London Waterloo or London Victoria to Leatherhead Station and a Unilever shuttle bus service will take you on the seven-minute journey to our offices. As Unilever House is situated on a business park we have a limited number of car parking spaces available to pre-book. If you wish to travel to the meeting by car, please refer to your Proxy Form or our website, www.unilever.com/agm for information on how to reserve your space.

7	Unilever Chairman’s Letter and Notice of Meeting 2016

EXPLANATORY NOTES TO THE BUSINESS

OF THE ANNUAL GENERAL MEETING 2016

RESOLUTION 1

REPORT AND ACCOUNTS FOR THE YEAR ENDED

31 DECEMBER 2015

The Directors must lay the Company’s Accounts, the Directors’ Report, the Auditor’s Report and the Strategic Report before the shareholders at a general meeting. This is a legal requirement after the Directors have approved the Accounts, the Directors’ Report and the Strategic Report, and the Auditor has prepared its Report.

RESOLUTION 2

DIRECTORS’ REMUNERATION REPORT

Resolution 2 is an advisory vote to approve the Directors’ Remuneration Report for the year ended 31 December 2015, which is set out on pages 66 to 83 of the Annual Report and Accounts for the year ended 31 December 2015, copies of which are available on Unilever’s website at www.unilever.com/investorrelations. The Directors’ Remuneration Report reports on the implementation of the Directors’ Remuneration Policy which was approved by shareholders at the annual general meeting in 2014. The Directors’ Remuneration Report has been prepared in accordance with the Large and Medium-sized Companies and Groups (Accounts and Reports) (Amendment) Regulations 2013 and approved by the Directors. Shareholders must, under Section 439 of the Companies Act 2006 and the Regulations, be given the opportunity to approve the Directors’ Remuneration Report. In accordance with these requirements, this is an advisory vote. Shareholders are not required to be given the opportunity to vote on the Directors’ Remuneration Policy again this year but a copy is available on our website at www.unilever.com/ara2015/downloads.

RESOLUTIONS 3 TO 16

(RE-)ELECTION OF EXECUTIVE AND NON-EXECUTIVE DIRECTORS

In accordance with the Financial Reporting Council’s UK Corporate Governance Code recommendations, Unilever PLC’s Articles of Association require the annual retirement and re-election of its Directors. Each proposed candidate for (re-)election is also being proposed for (re-)election to the Board of Unilever N.V. The resolution to (re-)elect a proposed candidate as an Executive or Non-Executive Director shall be subject to the passing of the resolution approving his or her appointment as an Executive or Non-Executive Director at the Unilever N.V. AGM on 21 April 2016.

It is proposed by the Board of Directors, following the recommendations made by the Nominating and Corporate Governance Committee, to re-elect all the existing Non-Executive Directors with the exception of Hixonia Nyasulu and Michael Treschow and to elect Marijn Dekkers, Strive Masiyiwa and Prof Youngme Moon as Non-Executive Directors. If elected, Marijn Dekkers will become the Chairman of the Board of Directors. The Board of Directors, following the recommendations made by the Nominating and Corporate Governance Committee, also proposes to re-elect Paul Polman and to elect Graeme Pitkethly as Executive Directors.

The Chairman and the Board of Directors are satisfied, following formal performance evaluation, that all Non-Executive Directors being proposed for re-election continue to perform effectively and should be elected because they continue to demonstrate their broad and relevant experience, commitment to their roles, and international outlook.

Biographical details concerning each of the proposed candidates for re-election can be found on page 58 of the 2015 Annual Report and Accounts. Biographical details concerning each of the proposed candidates for election can be found below.

Dr M Dekkers

Nationality: Dutch and US. Age: 58. Male. Key areas of experience: business, international, R&D and innovation. Current external appointments: Bayer AG (CEO; retiring in April 2016); General Electric (Non-Executive); Federation of German Industry (Vice-President); German Chemical Industry Association (President). Previous relevant experience: General Electric and Allied Signal (various management positions); Thermo Electron Corporation (CEO).

Mr S Masiyiwa

Nationality: Zimbabwean. Age: 55. Male. Key areas of experience: digital and industry experience. Current external appointments: Econet Wireless (Executive Chairman); Rockefeller Foundation (Board member); US Council on Foreign Relations (Member Global Advisory Board); Africa Progress Panel (Board member). Previous relevant experience: Founder of Econet Wireless.

Prof Y Moon

Nationality: US Age: 51. Female. Key areas of experience: strategy and innovation. Current external appointments: Senior Associate Dean for Strategy and Innovation; as well as the Donald K. David Professor of Business Administration, at Harvard Business School (‘HBS’); Non-executive positions: Avid Technology, Rakuten, The Honest Company. Previous relevant experience: Chair and Associated Dean for the MBA Program of HBS; Professor at Massachusetts Institute for Technology; Member of the Board of Governors for the American Red Cross.

Mr G Pitkethly

Nationality: British. Age: 49. Male. Appointed to ULE: October 2015. Joined Unilever 2002. Previous Unilever posts include: Unilever UK and Ireland (EVP and General Manager); Finance-Global Markets (EVP); Group Treasurer; Head of Mergers & Acquisitions; Unilever Indonesia (CFO); Group Chief Accountant.

Unilever Chairman’s Letter and Notice of Meeting 2016	8

EXPLANATORY NOTES TO THE BUSINESS

OF THE ANNUAL GENERAL MEETING 2016 CONTINUED

The remuneration of Mr Pitkethly will be determined in line with the shareholder-approved Remuneration Policy as applicable to the members of the Board of Directors which is available on our website www.unilever.com/ara2015/downloads. Please refer to page 69 of the 2015 Annual Report and Accounts for more details in respect of Mr Pitkethly’s remuneration package, which came into effect from 1 October 2015 and which will continue if he is appointed as an Executive Director.

RESOLUTION 17

REAPPOINTMENT OF AUDITOR

At each meeting at which Accounts are laid before the members, the Company is required to appoint an Auditor or Auditors to serve until the next such meeting.

RESOLUTION 18

REMUNERATION OF AUDITOR

This resolution gives authority to the Directors to determine the Auditor’s remuneration, which is then disclosed in the next Accounts of the Company.

RESOLUTION 19

POLITICAL DONATIONS AND EXPENDITURE

Part 14 of the Companies Act 2006 imposes restrictions on companies making political donations to: (a) political parties; (b) other political organisations; and (c) independent election candidates and on incurring political expenditure (as defined in the Companies Act 2006) without shareholders’ consent. It is the policy of the Company not to make such political donations or to incur political expenditure (within the ordinary meaning of those words) and the Directors have no intention of changing that policy. However, as the definitions used in the Companies Act 2006 are broad, it is possible that normal business activities, which might not be thought to be political expenditure in the usual sense, could be caught. On that basis, the authority is being sought purely as a precaution.

RESOLUTION 20

DIRECTORS’ AUTHORITIES TO ISSUE SHARES

Renewal of this authority is sought at the AGM each year. Section 551 of the Companies Act 2006 provides that the Directors may not issue new shares without shareholder approval. The purpose of this resolution, therefore, is to give the Directors the authority to issue new shares, limited to a maximum of £13,300,000 in new shares at their nominal value (representing 427,500,000 ordinary shares). At 4 March 2016, being the latest practicable date prior to publication of the Notice of Meeting, this represented approximately 33% of the Company’s issued ordinary share capital (calculated exclusive of treasury shares).

The authority sought under this resolution will expire at the earlier of the conclusion of next year’s Annual General Meeting or the close of business on 30 June 2017, being the last date by which the Company must hold an Annual General Meeting in 2017.

The Directors have no present intention of exercising the authority sought under this resolution.

As at the date of this Notice, 26,696,994 ordinary shares are held by the Company in treasury. This amount represents approximately 2.08% of the issued ordinary share capital (excluding treasury shares) of the Company as at 4 March 2016, the latest practicable date prior to the publication of this Notice of Meeting.

RESOLUTION 21

DISAPPLICATION OF PRE-EMPTION RIGHTS

Renewal of this authority is sought at the AGM each year. Under the Companies Act 2006 shareholders have ‘rights of pre-emption’ in relation to the issue of new shares or the sale of treasury shares: that is to say, the shares must be offered first to the existing shareholders in proportion to their holdings. Under Sections 570 and 571 of the Companies Act 2006 the Directors require the authority of the shareholders if they wish to disapply these rights. In the case of a rights issue, there could be legal, regulatory or practical difficulties in issuing new shares to some shareholders, particularly those resident overseas, and part (a) of this resolution permits the Directors to make the appropriate exclusions or arrangements to deal with this. In addition, there may be circumstances when the Directors consider it in the best interests of the Company to issue shares to another party or parties without first offering them to existing shareholders, for example, to finance a business opportunity. Part (b) of this resolution gives them authority to do so, up to a limit of £4,000,000 in new shares and/or treasury shares being resold at their nominal value. At 4 March 2016 (being the latest practicable date prior to the publication of the Notice of this Meeting) this aggregate nominal amount was approximately 10% of the Company’s issued ordinary share capital (calculated inclusive of treasury shares).

This disapplication authority is in line with institutional shareholder guidance, and in particular with the Pre-emption Group’s Statement of Principles (the ‘Pre-emption Principles’). The Pre-emption Principles were revised in March 2015 to allow the authority for an issue of shares for cash otherwise than in connection with a pre-emptive offer to be increased from 5% to 10% of the Company’s issued ordinary share capital, provided that the Company confirms that it intends to use the additional 5% authority only in connection with an acquisition or specified capital investment. The Directors therefore confirm, in accordance with the Pre-emption Principles, that to the extent that the authority in paragraph (b) of Resolution 21 (that is the authority to allot equity securities with a nominal amount of up to £4,000,000) is used for an issue of ordinary shares with a nominal value in excess of £2,000,000 (that is 5% of the Company’s issued ordinary share capital as at 4 March 2016), it intends that it will only be used in connection with an acquisition or specified capital investment which is announced contemporaneously with the issue, or which has taken place in the preceding six-month period and is disclosed in the announcement of the issue.

In respect of this aggregate nominal amount, the Directors confirm their intention to follow the provisions of the Pre-Emption Group’s Statement of Principles regarding cumulative usage of authorities within a rolling three-year period where the Principles provide that usage in excess of 7.5% should not take place without prior consultation with shareholders. The authority will expire at the conclusion of next year’s Annual General Meeting or at close of business on 30 June 2017, the last date by which the Company must hold an Annual General Meeting in 2017 (whichever is earlier).

9	Unilever Chairman’s Letter and Notice of Meeting 2016

RESOLUTION 22

COMPANY’S AUTHORITY TO PURCHASE ITS OWN SHARES

Renewal of this authority is also sought at the AGM each year. The Directors have no present intention of exercising this authority but believe that it is advantageous for the Company to have the flexibility to purchase its own shares, and this resolution provides the authority from shareholders to do so. This authority is also necessary to enable us to carry out any share buyback programme. The Directors will only buy back shares under the programme when they consider that such purchases would increase earnings per share and would be in the best interests of the Company and all shareholders generally.

The resolution specifies the maximum number of shares which may be acquired which at 4 March 2016 (being the latest practicable date prior to the publication of this Notice of Meeting) represented just under 10% of the Company’s issued ordinary share capital (calculated exclusive of treasury shares) and the maximum and minimum prices at which they may be bought.

The purchase of shares by the Company under this authority would be carried out by a purchase in the market and should not be confused with any share dealing facilities which may be offered to shareholders by the Company from time to time. Any shares purchased would be cancelled, unless they were held as ‘treasury shares’, in which case they could be held in the name of the Company pending resale. The Company would consider holding any of its own shares that it purchases pursuant to the authority conferred by this resolution as treasury shares. This would give the Company the ability to sell or transfer treasury shares quickly and cost-effectively, including for the purposes of meeting obligations under an employees’ share scheme, and would provide the Company with additional flexibility in the management of its capital base.

RESOLUTION 23

NOTICE PERIOD FOR GENERAL MEETINGS

Resolution 23 seeks the approval of shareholders (as required by the Companies (Shareholders’ Rights) Regulations 2009 (the ‘Shareholders’ Rights Regulations’)) to replace a similar authority granted to the Directors at the 2015 AGM to allow the Company to call general meetings (other than annual general meetings) on 14 clear days’ notice. The approval will be effective until the Company’s next AGM, when it is intended that a similar resolution will be proposed. The Company does not intend to use this authority routinely. The Company envisions that this authority would be used only in limited circumstances for time-sensitive matters where a shorter notice period would be to the advantage of shareholders as a whole. The Company would also need to meet the requirements for electronic voting under the Shareholders’ Rights Regulations before it could then call a general meeting on 14 clear days’ notice.

SHARE CAPITAL

As at 4 March 2016 (being the latest practicable date prior to the publication of the Notice of Meeting) the total number of issued ordinary shares was 1,310,156,361. Unilever PLC holds 26,696,994 ordinary shares in treasury and therefore the total number of voting rights for the ordinary shares is 1,283,459,367. The total number of Deferred shares was 100,000 (representing 3,214,285 voting rights). The holders of the Deferred shares do not exercise their voting rights at the AGM.

DOCUMENTS FOR INSPECTION

Copies of the Non-Executive Directors’ letters of appointment are available for inspection at Unilever’s offices at Unilever House, 100 Victoria Embankment, London EC4Y 0DY in the United Kingdom, from the date of this Notice of Meeting until the close of the Meeting. They are available during normal business hours on any weekday (excluding public holidays) and at the place of the AGM from at least 15 minutes before the AGM until the close of the Meeting.

Unilever Chairman’s Letter and Notice of Meeting 2016	10

UNILEVER N.V.

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UNILEVER PLC

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